SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: CVC-PSEC Private Secondaries Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

767 Fifth Avenue

New York, New York 10153

Telephone Number (including area code): (212) 265-6222

Name and address of agent for service of process:

Joel Grossmark

CVC-PSEC Private Secondaries Fund

767 Fifth Avenue

New York, New York 10153

With copies of Notices and Communications to:

Bissie K. Bonner

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Rajib Chanda

Ryan P. Brizek

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of London in the United Kingdom on the 12th day of August 2026.

CVC-PSEC PRIVATE SECONDARIES FUND

By:	/s/ Joel Grossmark
Name:	Joel Grossmark
Title:	Initial Trustee

Attest:	/s/ Anna Sheu
Name:	Anna Sheu
Title:	Vice President, Legal CVC Advisors (U.S.) Inc.